Exhibit 99.2

POET Technologies Announces “At-the-Market” Public Offering in the United States and Canada

Toronto, Ontario, June 29, 2023 – POET Technologies Inc. (“POET” or the “Company”) (TSXV: PTK; NASDAQ: POET) is pleased to announce that it has entered into an equity distribution agreement dated June 29, 2023 (the “Equity Distribution Agreement”) with Craig-Hallum Capital Group LLC (“Craig-Hallum”) and Cormark Securities Inc. (the “Cormark”, and together with the Craig-Hallum, the “Agents”) as agents, pursuant to which the Company has established an at-the-market equity offering program (the “ATM Program”).

Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, issue and sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$30 million. Sales of Common Shares, if any, through the Agents will be made through “at-the-market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market in the United States and the TSX Venture Exchange in Canada at the market price prevailing at the time of each sale. The Equity Distribution Agreement will terminate upon the earlier of (i) June 29, 2024, and (ii) the issuance and sale of all of the Common Shares under the ATM Program, unless terminated earlier, with notice, by the Company at any time and by an Agent as to itself at any time.

The Company intends to use the net proceeds from the ATM Program, if any, for general working capital purposes related to research and development of its optical engines for transceivers and light source modules for the AI market, capital asset purchases and selling and general and administrative expenses. Since the Common Shares will be distributed at market prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the Equity Distribution Agreement.

The offer and sale of the Common Shares under the ATM Program will be made by means of a prospectus supplement dated June 29, 2023 (the “Prospectus Supplement”) to the Company’s existing short form base shelf prospectus dated June 30, 2021 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 7, 2021. The Prospectus Supplement has been filed with the applicable securities regulatory authorities in each of the provinces and territories of Canada and the SEC.

Prospective investors should read in its entirety the Prospectus and the other documents incorporated by reference therein for more complete information about the Company and the offering, including the proposed use of proceeds of the offering, before making any investment decision. Copies of the Prospectus will be available on SEDAR at www.sedar.com, and a copy of the Registration Statement, the Prospectus and the Prospectus Supplement can be found on EDGAR at www.sec.gov. Copies of the Prospectus may also be obtained by contacting Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 222 South 9th Street, Suite 350, Minneapolis, Minnesota 55402, by telephone at (612) 334-6300, or by email at prospectus@chlm.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the ATM Program (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s ability to complete the offering in the manner described, or at all, the receipt of all required regulatory approvals with respect to the offering, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the securities offering described herein, termination of the offering in accordance with its terms, the dilutive effects of the offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customer’s products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the Company’s ability to raise additional capital if necessary. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075